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                                                                     EXHIBIT 4.7
                                   Agreement



           on the Development and Supply of Multi-Use Plastic Crates



                                    between


1. Schoeller Wavin Systems,Inc..................................................

                                                     - hereinafter: "SWS-INC." -



                                      and



2.  IFCO-U.S., L.L.C., Tampa, Florida...........................................

                                                      - hereinafter: "IFCO-US" -

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                                    Contents


Preamble...............................................................   3
Part A.    General.....................................................   4
 I.        Scope of Cooperation........................................   4
 II.       Definitions.................................................   4
Part B.    Development.................................................   6
 I.        Duties of SWS-INC...........................................   6
 II.       Duty to Cooperate of IFCO-US................................   7
 III.      Inventions/Innovations/Intellectual Property Rights.........   7
 IV.       New Products and Improvements...............................   8
 V.        Reimbursement of Development Costs..........................   9
Part C.    Supply......................................................   9
 I.        Purchase and Supply of IFCO-Products........................   9
 II.       License to Certain Technology...............................  11
 III.      Preferable Supplier / Preferable Customer...................  11
 IV.       Pricing and Repurchasing....................................  12
 V.        Most Favored Customer.......................................  14
 VI.       Payment Terms...............................................  14
 VII.      Specifications and Warranties...............................  15
 VIII.     Transfer of Risk............................................  16
Part D.    General.....................................................  16
 I.        Assignment..................................................  16
 II.       Term........................................................  16
 III.      Confidentiality.............................................  17
 IV.       Cooperation and Non-Compete.................................  18
 V.        Miscellaneous...............................................  18

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Preamble

1. On May 10, 1996, IFCO-U.S., L.L.C. ("IFCO-US") concluded a supply agreement with Intertape Polymer Group Inc. ("IPG") under which IPG became the exclusive supplier of rigid foldable transport produce containers for IFCO-US. In a Contribution Agreement of March 16, 2000, IPG assigned, transferred, delivered and conveyed all rights, title and interest in the Supply Agreement of May 10, 1996 to SPI-U.S., Inc. ("SPI-US"), a wholly owned subsidiary of IFCO Manufacturing, Inc. Also as of March 16, 2000, IFCO Manufacturing, Inc. sold 100% of the issued and outstanding capital stock in SPI-US to Schoeller Plast Industries GmbH ("SPI GmbH"). Thereafter, SPI-US was re-named to Schoeller Wavin System, Inc. ("SWS-INC.").

     SPI GmbH intends to sell, and Schoeller Wavin Systems N.V. ("SWS-N.V.") intends to purchase 100 % of the issued and outstanding capital stock in SWS-INC. The sale and purchase of stock is conditioned on the conclusion of a new supply agreement between SWS-INC. and IFCO-US on terms and conditions similar to those stipulated in the current supply agreement between Schoeller Plast AG, a wholly owned subsidiary of SWS-N.V., and IFCO GmbH (formerly known as IFCO International Food Container Organisation GmbH).

2. IFCO-US has its main field of business in the lease of multi-use plastic crates and containers. IFCO-US is serving the North American Market in the range of fresh food and dry goods. With "North American" it is meant that the geographic destination of transport crates and/or containers is within the United States of America ("USA") and Canada. The multi-use transport container system used by IFCO-US has been developed in close cooperation with SWS-INC. and its affiliates.

3. Compensation for the development work performed by SWS-INC. and its subsidiaries shall be included in the purchase price of future orders. Today, IFCO-US is a key customer of SWS-INC. and, vice versa, SWS-INC. is a key supplier of IFCO-US. Rights for the system used by IFCO-US are currently based on a license agreement between IFCO-US and IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) dated March 19, 1996.

4. SWS-INC. and IFCO-US both wish to set up a successful development and supply relationship. In particular, SWS-INC. shall develop for IFCO-US new types of crates and shall work on improvements on existing crates. IFCO-US shall become owner of such developments and new patents related to new crates or further developments. The development services performed by SWS-INC. and its subsidiaries shall be paid off by the purchase prices for future orders over a certain period of time.

5. Nothing in this contract shall prohibit SWS-INC. from producing and selling other products for multi-use-container pools, provided that SWS-INC. is neither directly nor indirectly involved in the design or the development.

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NOW, THEREFORE, IFCO-US and SWS-INC. (hereinafter the "Parties") agree as follows:




                               Part A.   General


I.   Scope of Cooperation


1. SWS-INC. shall further develop and improve the multi-use transport container system for pooling applications for third party logistics by order of IFCO-US, in accordance with specifications agreed among the Parties from time to time. The multi-use transport container system is intended for use for fresh food, in particular fruits, vegetables, fish and meat.

2. SWS-INC. shall develop and improve multi-use transport containers for pooling applications for third party logistics for dry goods in accordance with specifications agreed among the Parties from time to time.

3. SWS-INC. shall transfer intellectual property rights related to New Products or developments pursuant to this Agreement or on order of IFCO-US. For a period of ten years, however, IFCO-US will exclusively order any New Products from SWS-INC., only, subject to the terms and conditions of this Agreement.


II.  Definitions

     For purposes of this Agreement, the following terms shall have the meanings assigned to them below:

     "Affiliate" means legally independent enterprises that in their internal relationship are majority owned enterprises and enterprises with majority interests ((S) 16 AktG (German Stock Corporations Act)), dependent and governing ((S) 17 AktG), enterprises of the same group ((S) 18 AktG), enterprises holding interests in one another ((S) 19 AktG) or parties of a profit and loss share agreement ((S)(S) 291, 192 AktG).

     "Breakage Rates" means the breakage rates set forth in Exhibit 1 for the IFCO-Products marketed by IFCO-US at the time this Agreement is signed, plus amendments thereto agreed upon by the Parties hereto from time to time, as the case may be, e.g. for New Products or changes in IFCO-Products.

     "Comparable Product" has the meaning subscribed for it in Section C.III.1.

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     "Contractual Patents" means the patents set forth in Exhibit 2, such lists being amended from time to time in accordance with Section B.III.4.

     "Cost Plus Formula" means the formula set forth in Section C.IV.1.d.

     "Data" has the meaning subscribed for it in Section B.II.1.

     "Developed Invention" means all Development Results that are protectable as an intellectual property right, in particular as a patent.

     "Development Results" means all technical knowledge, documentation, information and other results (for the avoidance of doubt, such results shall comprise inventions, improvements and/or innovations that are protectable as an intellectual property right, in particular as a patent) of SWS-INC.'s development for and on behalf of IFCO-US, as described in Section B, including New Products, improvements and innovations to IFCO-Products and New Products and inventions within the range of the multi-use and/or returnable packaging systems, but without know-how relating to the production process.

     "IFCO-Products" means the multi-use transport crates for fresh food and dry goods that can be used in pools for third party logistics to be supplied by SWS-INC. to IFCO-US under license of the Contractual Patents, including but not limited to the products listed in Exhibit 3, as amended by New Products from time to time pursuant to Section B.IV.2. of this Agreement or as otherwise amended by mutual agreement of the Parties, as the case may be.

     "Introduction Period" has the meaning subscribed for it in Section C.IV.2.

     "License Agreement" has the meaning ascribed to it in Section C.II.

     "Manufacturing Costs" has the meaning subscribed for it in Section
     C.IV.1.b.

     "Minimum Resisting Period" means the time period the Products shall resist to breakage in accordance with Section C.VII.2., such time being agreed upon the Parties from time to time for New Products. For all Products marketed by IFCO-US at the time this Agreement is signed, the Minimum Resisting Period shall be a period of sixty (60) months, except for crates that can be identified as participating on a time based lease where the Minimum Resisting Period shall be one (1) year.

     "New Products" has the meaning subscribed for it in Section B.IV.1.

     "North America" means the USA and Canada in the geographical sense.

     "North American Market" shall have the meaning subscribed for it in the Preamble under no. 2.

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     "Person" means any individual, partnership, corporation, trust, association or other entity.

     "Plan" means the annual purchase and supply plan to be agreed between the Parties in accordance with Section C.I.2. on a rolling forecast basis.

     "Products" means any IFCO-Products or New Products.

     "Production Costs" has the meaning subscribed for it in Section C.IV.1.d.

     "Purchase Price" means the price for IFCO-Products.

     "Raw Material Price" has the meaning subscribed for it in Section C.IV.1.b.

     "Repurchase Price" has the meaning subscribed for it in Section C.IV.3.

     "Specifications" means the technical description of the IFCO-Products, as provisionary contained in Exhibit 3a and provided in more detail by SWS-INC. within 120 days after the signing of this Agreement and accepted by IFCO-US, and as amended for New Products from time to time in accordance with Section 6.

     "Term of this Agreement" has the meaning ascribed to it in Section D.II.

     "Third Party IFCO Product" has the meaning subscribed in Section C.III.1.



                             Part B.   Development

I.   Duties of SWS-INC.

1. SWS-INC. hereby commits itself to diligently seek improvements to IFCO-Products and to deliver without undue delay the Development Results to IFCO-US.

2. SWS-INC. furthermore commits itself to develop diligently potential innovations and/or additional IFCO-Products for use in pools of returnable crates for fresh food and dry goods in accordance with specifications agreed upon the parties from time to time.

3. During the development, SWS-INC. shall pursue the goals of lightweight construction, recyclability as well as the greatest possible stability and durability.

4. SWS-INC. shall, without undue delay, inform IFCO-US on possible improvements, innovations and the current development results. For the

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     avoidance of doubt, the obligation for confidentiality, as provided in
     Section D.III. shall apply.

II.  Duty to Cooperate of IFCO-US

1. IFCO-US shall provide to SWS-INC. for its own use in writing any information, documents, technical specifications, new requirements, potential innovations or applications and experience reports that can potentially lead to improvements of IFCO-Products. For the avoidance of doubt, the obligation for confidentiality provided by Section D.III. shall apply for such Data (hereinafter "Data") which IFCO-US possesses and which is necessary for the performance of the development.

2. IFCO-US shall reasonably assist SWS-INC. in the development of new design proposals.

3. IFCO-US shall not contract with any third party or place any order with a third party for the development of any new design proposal without the prior written consent of SWS-INC. However, SWS-INC. shall not withhold the written consent for undue reason or delay.



III. Inventions/Innovations/ Intellectual Property Rights

1. SWS-INC. hereby commits itself to achieve Development Results which are unencumbered by intellectual property rights of third parties. However, SWS-INC. shall not be obliged to carry out a particular patent research.

2. In the event third-party intellectual property rights which oppose the Development Results be known to SWS-INC., the latter must immediately inform IFCO-US in writing thereof after receiving such knowledge and obtain the decision of IFCO-US regarding the use or non-use thereof. Inventions which were made by SWS-INC. prior to the start of the development work hereunder and which have been registered or for which intellectual property rights have been granted must also be disclosed in writing as soon as they become relevant in the development work performed for IFCO-US.

3. Insofar as it be necessary, for the use of the Development Results, to use inventions which were made by SWS-INC. prior to the start of the development work to be performed hereunder which have been registered or for which intellectual property rights have been granted, IFCO-US shall receive a non-exclusive royalty-free license unlimited in time, but restricted to the use of the Development Results. The license shall include the power to grant sublicenses in case of either IFCO-US being entitled to use an alternate supplier in

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     accordance with Sections C.I.4. or C.VII.4., but only in connection therewith, or the Term of this Agreement has ended, including the case of early termination. In the event of such early termination by SWS-INC. for which IFCO-US is responsible, however, SWS-INC. shall be entitled to a license fee in the amount of 10% of the purchase price of the respective Product for the remainder of the original ten (10) year Term of this Agreement. The power to grant sublicenses, however, is subject to SWS-INC.'s prior written consent, which shall not be unreasonably withheld.

4. In the event of a Developed Invention, SWS-INC. shall immediately have the related patent(s) or other intellectual property right(s) registered or otherwise protected in jurisdictions within North America at the expense of IFCO-US. In particular, IFCO-US shall be exclusively entitled to any North American patent derived from any IFCO-Product or Contractual Patent or for a New Product. Any such new patent shall become a Contractual Patent. In the event that IFCO-US so acquires a patent or other intellectual property right for a Developed Invention or New Product, it shall grant to SWS-INC. an exclusive license free of charge to manufacture the New Product for IFCO-US based on said Developed Invention or said New Product, only for the Term of this Agreement.

5. In the event that IFCO-US otherwise acquires a patent for a new product, and is not entitled to use an alternate supplier in accordance with Sections C.I.4., C.III.1. or C.VII.4., it shall grant to SWS-INC. an exclusive license free of charge to use such patent for the manufacture of said new product for IFCO-US, only for the Term of this Agreement; provided, however, that the component of the Purchase Price according to Section C.IV.1d (iiic) will be adjusted downwards to reflect a fair and adequate portion of the research and development costs related to such intellectual property right, which have not been incurred by SWS-INC.

6. During the Term of this Agreement, pursuant to any license granted to SWS-INC. in Sections B.III.4 or B.III.5, SWS-INC. shall be entitled to use such patents or other intellectual property rights, free of charge, for the production of products for third parties that are not in any way competitive to IFCO-US; provided, however, that the component of the Purchase Price according to Section C.IV.1d (iiic) will be adjusted downwards to reflect a fair and adequate portion of the research and development costs related to such intellectual property right. If and when such patent will be used for third party products, SWS-INC. shall without undue delay inform IFCO-US of the use. At the end of the Term of this Agreement (for the respective IFCO-Product), the license of SWS-INC. shall become non-exclusive.



IV.  New Products and Improvements

1. "New Products" are all products, that are either (i) products developed by SWS-INC. for and on behalf of IFCO-US that are additional to IFCO-Products, e.g.

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     products having characteristics (other than size, colour and/or weight)
     different from IFCO-Products, such characteristics being particularly developed for certain goods or a certain range of goods, or (ii) products (including, but not limited to IFCO-Products) improved by a Developed Invention.

2. IFCO-US shall have the right to purchase New Products exclusively from SWS-INC. and to market and sell New Products. New Products shall be governed by the terms of this Agreement and incorporated in the term "IFCO-Products" once IFCO-US has given notice in writing that it intends to market and sell said New Product, provided, however, that such notice has been given without undue delay and no later than three (3) months after a respective offer (in writing) by SWS-INC. The foregoing notwithstanding, SWS-INC. shall have the right to market New Products on a non-exclusive basis to third parties, without paying any fees to IFCO-US, in the event that IFCO-US fails to market such New Products successfully in accordance with the mutually agreed marketing plan for the respective New Products within the forty-eight (48) months immediately following their actual commercial introduction. SWS-INC. shall fully cooperate with IFCO-US and undertake its best efforts that IFCO-US will achieve the market plan.

3. If IFCO-US has, nevertheless, failed to meet the market plan, SWS-INC. shall also be entitled to buy out all respective inventory of IFCO-US relating to said New Product and to indemnify IFCO-US for all costs occurred in connection with the marketing of said New Product. If SWS-INC. exercises the above-mentioned right, the respective New Product shall no longer be an IFCO-Product.



V.   Reimbursement of Development Costs

     The service charge for SWS-INC.'s development services shall be compensated in terms of the Purchase Prices pursuant to Section C.IV. hereof. The Parties acknowledge that, as a result, IFCO-US shall not directly pay any amount for SWS-INC.'s development services, including, without limitation, if and to the extent that (i) SWS-INC.'s development does not result in New Products, or (ii) IFCO-US has not accepted to market such New Product.




                                Part C.   Supply


I.   Purchase and Supply of IFCO-Products


1. During the Term of this Agreement, subject to this Part C, SWS-INC. for the North American Market will be the exclusive supplier for the IFCO-Products to

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     IFCO-US, and IFCO-US shall acquire the IFCO-Products from SWS-INC.
     exclusively. SWS-INC. shall not, at any time during the Term of this Agreement, offer to sell, market or sell any of the IFCO-Products to any Person other than IFCO-US without the express prior written consent of IFCO-US.

2. Prior to the beginning of each calendar year during the Term of this Agreement, the Parties shall agree on a purchase and supply plan for the IFCO-Products in the next calendar year (the "Plan"). Within the sixty (60) day period immediately following the signing of this Agreement by the Parties, the Parties shall agree in writing upon the Plan for calendar year 2000 and 2001. As long as the new plan is not in place, the provisions of the last agreed Plan shall continue to apply. IFCO-US shall use all reasonable efforts to purchase on a regular basis in accordance with the Plan then in effect and advise SWS-INC. as early as practicable of any expected deviations from such Plan. SWS-INC. shall deliver the IFCO-Products ordered by IFCO-US in accordance with the Plan. The Parties acknowledge that the Plan for any particular year represents a good faith estimate of IFCO-US's projected requirements and does not constitute a commitment of the part of IFCO-US to purchase all of such quantities. If SWS-Inc. fails in material respect to perform its obligations under the Plan (whether as to quantity or meeting the mutually agreed requirement, then IFCO-US shall be entitled to seek an alternative source of supply of IFCO-Products.

3. Actual orders shall be evidenced by an IFCO-US purchase order. IFCO-US shall submit a written purchase order to SWS-INC. at least thirty (30) calendar days prior to the shipment date specified in such purchase order. The purchase order shall constitute a firm commitment by IFCO-US to purchase the IFCO-Products in accordance with the terms of this Agreement. The purchase order will include all information required by SWS-INC. to perform the order. Any changes to the purchase orders must be in writing, signed by IFCO-US and confirmed by SWS-INC.

4. In the event that SWS-INC. cannot fulfil any purchase order although such order is according to the Plan, or if such order is not included in the Plan and SWS-INC. has failed to use its best efforts to fulfil such order. IFCO-US, at its option, may have such purchase orders filled by an alternate supplier and SWS-INC. shall cooperate with and assist IFCO-US as IFCO-US may reasonably request. SWS-INC. shall notify IFCO-US without undue delay of its inability to perform the order. SWS-INC. hereby acknowledges and agrees that (i) IFCO-US requires a reliable source of supply of the IFCO-Products, and (ii) under the circumstances described above in this Section C.I.4., IFCO will require that an alternate supplier be available immediately. Therefore, within sixty (60) days after the signing of this Agreement by the Parties, SWS-INC. will assist IFCO-US in the identification or selection of an alternate supplier to act as a standby. To the extent that SWS-INC. fails in material respect to perform its obligations under the Plan (whether as to quantity or meeting the mutually agreed requirements), and IFCO-US is entitled pursuant to this Section C.I.4 to purchase IFCO-Products from an alternate supplier, IFCO-US, in order to obtain such alternate supply, shall be entitled to place an order for the minimum

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     volume that is commercially reasonable under the applicable facts and circumstances.

II.  License to Certain Technology

     If any of the Contractual Patents originally set forth in Exhibit 2 are registered in the name of SWS-INC. or any Affiliate of SWS-INC., SWS-INC. shall immediately cause any such Contractual Patent to be assigned and transferred to IFCO-US. IFCO-US shall provide to SWS-INC. a royalty-free license, unlimited in time, to practice and use the Contractual Patents to manufacture and sell the IFCO-Products, which license shall be (i) for the Term of this Agreement exclusive and (ii) after the Term of this Agreement, non-exclusive, and shall be in accordance with the License Agreement attached hereto as Exhibit 4 (the "License Agreement"). In the event, however, that IFCO-US is entitled to use an alternate supplier in accordance with Sections C.1.4, C.III.1 or C.VII.4, then, notwithstanding the exclusive nature of the license, IFCO-US shall be entitled to license the appropriate Contractual Patents or other intellectual property rights to produce the IFCO-Products to the alternate supplier selected by IFCO-US, such license being restricted, however, to the production of the respective orders.

III. Preferable Supplier / Preferable Customer

1. If IFCO-US is interested to buy from a third party a new product for the use in its multi-use-transport-crate pool for fresh food and dry goods applications in third party logistics on a rental basis such product being either (i) a product additional to IFCO-Products, e.g. a product having a characteristic (other than size, colour and/or weight) different to IFCO-Products, such characteristics being particularly developed for certain goods or a certain range of goods, or (ii) a product improved by a third party intellectual property right ("Third Party IFCO Product"), IFCO-US shall notify SWS-INC. in writing of such intention and the terms and conditions of the offer of such third party prior to the conclusion of any binding commitments. Within a period of one (1) month after receipt of the aforementioned notice, SWS-INC. shall be entitled to notify IFCO-US that SWS-INC. is willing to deliver said Third Party IFCO Product (and has or will be able to acquire all necessary rights to manufacture and deliver said Third Party IFCO Product) or a competitive product with specifications, characteristics and features comparable to the Third Party Product as shall be reasonably determined by IFCO-US ("Comparable Product"). Upon such notice by SWS-INC., the Third Party IFCO Product or the Comparable Product shall become an IFCO-Product and SWS-INC. shall deliver such IFCO-Product under the terms and conditions offered by the third party for its Third Party IFCO Product, unless the product of SWS-Inc. is superior as mutually agreed, starting three (3) months after the respective notice by SWS-INC., at the latest.

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2.  If SWS-INC. does not give the notice pursuant to Section C.III.1. within the time period provided, IFCO-US shall be free to order the Third Party IFCO Product from the third party.

3. If SWS-INC. gives notice to IFCO-US, within the aforementioned time period, that SWS-INC. is currently unable to deliver the Third Party IFCO Product or a Comparable Product but is interested in the supply, then IFCO-US shall be entitled to order the Third Party IFCO Product from the third party. Notwithstanding the above, IFCO-US shall use its best efforts, in conjunction with the efforts of SWS-INC., to negotiate terms and conditions between SWS-INC. and the third party that would allow SWS to take up such production after twenty-four (24) months of supply by the third party and to assist SWS-INC. to minimize the costs related to taking up such production. Also, if SWS-INC. has successfully negotiated such terms and conditions with the third party, SWS-INC. shall be entitled to request IFCO-US to have the supply responsibility transferred from the third party to SWS-INC. at the end of the twenty-four (24) month period on terms at least comparable to those provided to IFCO-US by the third party; provided, however, that SWS-INC. has given at least three (3) months notice to IFCO-U.S. and the third party prior to the end of such twenty-four (24) month period. If the supply responsibility is so transferred to SWS-INC., the Third Party IFCO Product or a Comparable Product shall become an IFCO-Product, and SWS-INC. shall be exclusively entitled, but also obligated to deliver, such new IFCO-Product to IFCO-US thereafter for the Term of this Agreement.

4. SWS-INC. hereby grants a right of first refusal to IFCO-US for all products that will be used in the multi-use transport pool for fresh food and dry goods applications in third party logistics. If such products or packages will be accepted by IFCO-US, they shall become an IFCO-Product, respectively.

5.  Notwithstanding the above SWS-INC. shall always be entitled to subcontract.



IV. Pricing and Repurchasing


1.  The "Purchase Prices", freight to customer included shall be:



    a) Until the end of the calendar year 2000 , SWS-INC. shall sell IFCO-Products to IFCO-US at a price not greater than 2.25 US$/kg.

    b) For calendar years 2001 through 2004, the purchase prices of the IFCO-Products under this Agreement shall be as set forth in Exhibit 5 hereto. The Purchase Price shall be adjusted if raw material prices including pigments (the "Raw Material Price") on a calendar year average fall by more than 15% or increase by more than 15% based on an industrial index (such as Dewitt Polymer Service). The calculation set forth in
        Exhibit 5 is based on a Raw

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        Material price of 0.87 US$/kg. An adjustment will also take place if the total aggregate manufacturing costs (the "Manufacturing Costs") decrease or increase more than 15% on a calendar year average basis. SWS-INC. shall be required to prove such changes of cost by using industry publications of indices. Any adjustment made shall be applied to the price per kg proportionately.

    c) Upon demand by IFCO-US, starting on 2008 Purchase Prices for the IFCO-Products, other than those IFCO-Products for which the Introduction Period has not yet expired, shall be calculated based on the Cost Plus Formula (the "Cost Plus Formula") as defined in para. d) below. If this demand to use the Cost Plus Formula is exercised by IFCO-US, prices for IFCO-Products for the interim years 2005 to 2007 shall be calculated on a graduated declining price schedule ranging from the fixed price in the year 2004 as defined in para. b) to the Cost Plus Formula price in 2008. The calculation basis for IFCO-Product Prices for the years 2005 to 2007 are illustrated in the Matrix attached as Exhibit 6.

    d) For purposes of this Agreement, Cost Plus Formula means the market price calculated using


        (i) the average comparable custom moulding cost/kg in the North American Market (to be reviewed on an annual basis by the Parties) plus
        (ii)   raw material cost/kg plus
        (iii)  mutually agreed upon costs/kg for
               a) production management
               b) cleaning and transportation
               c) reasonable and verifiable research and development costs directly attributable to the respective IFCO-Products

               - all the above costs in para. (i) to (iii) shall be collectively referred to as "Production Costs" -

        plus a profit margin of eight percent (8%) of the Production Costs.

    e) The option under para. c) must be exercised between January 1, 2001 and December 31, 2004. In the event IFCO-US does not exercise this option during this period, the prices charged in 2004 pursuant to para. b) shall continue to be applicable for the years 2005 and onward.

2. Notwithstanding the above, the Purchase Price of New Products to be delivered by SWS-INC. to IFCO-US in the period agreed upon in the marketing plan (the ,,Introduction Period,,) will be mutually agreed upon prior to their commercial introduction and will include consideration of the respective research and development costs. At the end of the Introduction Period, for a period of four (4) calendar years the Purchase Price for such New Product shall be determined in accordance with a matrix substantially similar to the matrix contained in

     Exhibit 5 and adjusted in accordance with the procedure described in para C.IV.1.b). The purchase price for the following three (3) calendar years shall be calculated in accordance with the Cost Plus Formula on a gradually declining basis as set forth in Section C.IV.1c, second sentence, concerning the interim years. After these three years the prices shall be calculated based on the Cost Plus Formula.

3. SWS-INC. shall repurchase from IFCO-US all recyclable materials from defective or broken IFCO-Products produced by SWS-Inc. at a price (the "Repurchase Price") of 0.87 US$/kg, provided these recyclable materials can be used by SWS-INC. for the production of newly recycled products for IFCO-US or other customers of SWS-INC. The Repurchase Price shall be adjusted at any time, if the annual year average prices for the new raw material on the market falls more than 15% below or increases more than 15% over the Repurchase Price prior to such adjustment. In the event that SWS-INC. cannot use the material for the production of newly recycled products for IFCO-US or other customers of SWS-INC., then SWS-INC. shall repurchase such regenerative materials at the then highest available price quoted in the market for the relevant quantity in lieu of the price referred to herein above. This obligation of SWS-INC. to repurchase excludes and covers all other claims of IFCO-US concerning defects in quality against SWS-INC. with the exception of the rejection rights pursuant to Section C.VII.

4. The prices indicated in above Section C.IV. shall be understood with VAT still to be added in the respective amount provided by law.


V.   Most Favored Customer

     If during the Term of this Agreement, SWS-INC. offers to sell or sells any IFCO-Product to any other customer at a price, terms and/or on contractual conditions more favorable than those extended to IFCO-US, SWS-INC. shall without undue delay notify IFCO-US of such more favorable price, term and/or contractual conditions. Subject to the acceptance of IFCO-US, the same more favorable price, terms and/or contractual conditions shall be contents of this Agreement retroactively to the date they were offered to the other customers. Nothing in this Section C.V. shall be deemed to release SWS-INC. from its exclusive obligations to IFCO-US.


VI.  Payment Terms

     SWS-INC. shall invoice IFCO-US for IFCO-Products delivered to or picked-up by or on behalf of IFCO-US at SWS-INC.'s normal invoicing intervals and payment shall be due within thirty (30) days of IFCO-US's receipt of the applicable invoice. In the event that 60 days after production, which production is based on a relevant purchase order from IFCO-US, no delivery has taken place to IFCO-US, SWS-Inc. will invoice this production, and IFCO-US will pay within 30 days after receipt of the applicable invoice.


VII. Specifications and Warranties


1. SWS-INC. warrants that the IFCO-Products supplied by SWS-INC. to IFCO-US pursuant to this Agreement shall conform to the requirements as mutually agreed. SWS-INC. shall deliver to IFCO-US within 120 days after the signing of this Agreement detailed specifications (based on the requirements from IFCO-US) to the IFCO-Products currently purchased by IFCO-US that shall, upon acceptance by IFCO-US, become part of the Specifications. Also, SWS-INC. shall deliver to IFCO-US such detailed specifications for every New Product that will be marketed by IFCO-US prior to its agreed upon commercial introduction, which shall, upon acceptance by IFCO-US, become part of the Specifications.

2. SWS-INC. warrants that the IFCO-Products supplied by SWS-INC. to IFCO-US pursuant to this Agreement shall conform, for the Minimum Resisting Period, to the Breakage Rates (which take into consideration normal wear and tear) during the Term of this Agreement as set forth in Exhibit 1. Testing procedures will be jointly defined to check the conformance of manufactured products with the requirements specified by IFCO-US, including, without limitation, the Specifications, prior to delivery to IFCO-US. In addition, SWS-INC. will work closely with IFCO-US to further strengthen the durability of the IFCO-Products so that today's breakage rate resulting from false handling will be reduced.


3. IFCO-US shall have the right to reject and not accept any delivery of IFCO-Products that fails to meet the Specifications. IFCO-US's right of rejection shall be exercised by delivery of written notice to SWS-INC., identifying the rejected products and the reason for rejection, provided that any such rejection notice with respect to detectable defects by their nature or by taking samples, shall be valid only if received by SWS-INC. within fourteen (14) working days after delivery of the rejected IFCO-Products. At IFCO-US's option, SWS-INC. shall use its best efforts, within a reasonable amount of time after its receipt of any such notice of rejection from IFCO-US, to correct the nonconformity and commence to ship to IFCO Products meeting the Specifications. At IFCO-US's option, if IFCO-US rejects the IFCO-Products, upon return thereof to SWS-INC. IFCO-US shall receive a credit for the applicable invoice(s) to IFCO-US, or shall have the right to demand the replacement of rejected IFCO-Products free of charge. At SWS-INC.'s request, IFCO-US shall return all rejected IFCO-Products to SWS-INC. at SWS-INC.'s sole cost and expense.

4. SWS-INC. agrees to indemnify and hold IFCO-US harmless from and against any and all claims relating to third party property infringements which IFCO-US may suffer or incur relating to or arising out of, directly or indirectly, the manufacture of the IFCO-Products. SWS-INC.'s obligation to indemnify and hold harmless IFCO-US shall be limited to the compensation of third party claims. Furthermore, if the claim of the third party concerns an intellectual property right SWS-INC. shall use its best efforts to get the third party intellectual property licensed at reasonable expenses. If the grant of such license should not be possible, SWS-INC. shall use its best efforts to change the respective product so that the third party property right is no longer required. If and only if such changes to a IFCO-Product are impossible, IFCO-US may have the product supplied by the third party.


VIII.  Transfer of Risk

       Title and risks shall pass to IFCO-US upon the delivery of the IFCO-Products to IFCO-US or at IFCO-US's designated delivery location FOB.


                               Part D.   General


I.     Assignment

       Without the prior written consent of the other party, this Agreement shall only be assignable to an Affiliate of the assigning Party and only under the condition that in case of such assignment the assigning Party guarantees the performance of the Agreement by the assignee.


II.    Term

1. Except as provided otherwise herein, this Agreement shall commence on March 22, 2000 and end on December 31, 2010 (the "Term of this Agreement").

2. IFCO-US shall also be entitled to request SWS-INC. that the Term of this Agreement be extended by an additional ten (10) years term with respect to any and/or all of the Products, even for single ones. The same applies for an extension of the Term of this Agreement after the expiration of the original ten (10) years term for New Products. In any case of extension according to this Section D.II.2., the Purchase Price for each IFCO-Product where the Term of this Agreement will be extended, as the case may be, at the end of the original Term of this Agreement for each respective Product shall reduce by such portion of the Purchase Price that according to the Cost-Plus-Formula is paid for research and development as provided by Section C.IV.1.d.(iii, c)

3. Regardless of any extension of the Term of this Agreement, the obligations set forth in Section B. shall terminate on December 31, 2010.

4. In addition to any other rights or remedies of the Parties set forth in this Agreement, this Agreement may be terminated by either party for good cause in which case the Term of this Agreement shall end for all products. The Parties agree that a reason for termination due to good cause shall be in particular if

       a) bankruptcy proceedings have been opened against the shareholder, or the opening of bankruptcy proceedings is denied due to lack of assets,

       b) a receiver or custodian is appointed for the other Party's business, or

       c) a material portion of the other Party's business is subject to attachment or similar process and such attachment is in the process of being realized.

5. In any event that either Party validly exercises a right for termination, except SWS-INC. has terminated for good cause for which IFCO-US is responsible, SWS-INC. shall fully cooperate and assist IFCO-US, including providing a reasonable number of person hours, to effectuate the transfer of all manufacturing technology relating to the IFCO-Products to an alternate manufacturer designated by IFCO-US and accepted by SWS-INC. This acceptance of SWS-INC. shall not be unreasonably withheld, conditioned or delayed. In addition, effective as of the date of termination, SWS-INC. shall sell and convey all rights in and to all moulds used in the production of the IFCO-Products to IFCO at the lesser of (i) fair market value determined by a neutral auditing company mutually satisfactory to both Parties, or (ii) book value, in each case as of the date of such sale and transfer.


III.   Confidentiality

       Each Party hereto agrees for the benefit of the other Party, its successors and assigns, to maintain as confidential and secret all information, technical data or knowledge relating to the IFCO-Products or to the development of new IFCO-Products and except as expressly permitted in this Agreement or otherwise required by law or regulation, not to use or disclose any of such information, data or knowledge without the written consent of the other Party. Any information, knowledge or technical data which already is generally published and publicly available at the time of disclosure or thereafter becomes generally published and publicly available without violation of the other Party's rights under this Section, and any information which was already in the receiving Party's possession, as evidenced by written documentation, prior to the disclosure of such information to the receiving Party by the disclosing Party, shall not be deemed confidential for purposes of this Section. The provisions of this Section shall survive expiration or termination of this Agreement for a period of two (2) years after the effective date of such termination.


IV.    Cooperation and Non-Compete

1. The Parties agree fully to cooperate in good faith with regard to this Agreement and their obligations constituted herein.

2. During the Term of this Agreement and, if this Agreement is terminated for cause by IFCO-US for which SWS-INC. is responsible, for two (2) years thereafter, without the prior written consent of IFCO-US, SWS-INC. shall not permit any Affiliate or any of its successors in interest neither directly nor indirectly (whether as a joint venturer, shareholder, licensor, lessor, seller of bulk assets, agent, principal, independent contractor or otherwise), to manufacture, furnish, assemble, print, market, sell or distribute to any third party within North America any IFCO-Product on its own behalf or on the behalf of a third party. In the event SWS-INC. breaches this obligation, IFCO-US at its sole option may either request SWS-INC. to pay liquidated damages in the amount of $US 250,000 or seek its actual damages.

3. For the Term of this Agreement and, if this Agreement is terminated for good cause by SWS-INC. for which IFCO-US is responsible, for a period of two (2) years thereafter, IFCO-US and its Affiliates will desist from hiring any current employees of SWS-INC. or SWS-INC.'s Affiliates, and neither IFCO-US nor its Affiliates shall encourage such employees to seek employment with IFCO-US or its Affiliates. If IFCO-US nevertheless knowingly hires any employee of SWS-INC. or its Affiliates in a leading position or any employee having a particular know-how, SWS-INC. at its sole option may either request an amount of $US 250,000 for education of said employee or seek its actual damage.

4. For the Term of this Agreement and, if this Agreement is terminated for good cause by IFCO-US for which SWS-INC. is responsible, for a period of two (2) years thereafter, SWS-INC. and its Affiliates will desist from hiring any current employees of IFCO-US or IFCO's Affiliates, and neither SWS-INC. nor its Affiliates shall encourage such employees to seek employment with SWS-INC. or its Affiliates. If SWS-INC. nevertheless knowingly hires any employee of IFCO-US or its Affiliates in a leading position or any employee having particular know-how, IFCO-US at its sole option may either request an amount of $US 250,000 for education of said employee or seek its actual damage.

V.     Miscellaneous

1. Notices. All notices with legal effect under this Agreement shall be in writing and shall be made by hand delivery, facsimile, overnight mail or registered mail, postage prepaid, return receipt requested, to the following addresses:

     (a)  If to SWS-INC., to:

          c/o Schoeller Wavin Systems Services GmbH
          Raiffeisenallee 14
          82041 Oberhaching
          Telephone Number: ++49-89 63 866 0
          Facsimile Number: ++49-89 63 866 205

          Attention: Mr. Stefan Eylert

    (b)   If to IFCO-US, to:

          c/o IFCO-U.S., L.L.C.
          Lincoln Center
          Suite 711
          5401 W. Kennedy Boulevard
          Tampa, Florida 33609
          USA
          Telephone Number: ++1-813 287 8940

          Facsimile Number: ++1-813 286 2070

          Attention: Bill Anderson

          With a copy to: Jim Griffin


     or to such other address, facsimile number or addressee as shall be furnished by a Party by notice sent writing in accordance with the provisions of this Section D.V.1; and such notice shall be deemed to have been given or made as of the date so delivered, if delivered personally; when receipt is acknowledged, if sent by facsimile; one business day after being sent, if sent by overnight mail for next morning delivery; and four business days after so mailed, if sent by registered or certified mail.

2. Amendments. Any amendment or supplement to this Agreement, including this clause, shall be effective only if it is in writing and signed by all of the Parties hereto.

3. Entire Agreement. This Agreement contains the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements between the Parties with respect to such matters.

4. Effect of Invalidity of Certain Provisions. If any term or provision of this Agreement shall be ineffective or unenforceable the Parties shall agree on a valid provision which comes economically closest to the invalid provision that shall replace such provision and this Agreement taken as a whole, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. In particular, if any provision should be prohibited by North American or European antitrust law, then the Parties shall mutually agree on a valid alternative which approximates as closely as possible the economic objective of such prohibited provision and together with the valid and enforceable part of this Agreement comes as closely as possible to the economic contents, rights and obligations of this Agreement, taken as a whole and including the invalid provisions. If the rights of IFCO-US with regard to Developed Inventions and intellectual property rights developed under Section B. of this Agreement should be invalid, then IFCO-US shall be entitled for reimbursement of such portions of purchase prices paid by IFCO-US for the development of such intellectual property rights in the past, to the extent such intellectual property rights were of importance with regard to the Purchase Prices for IFCO-Products, except if SWS-INC. will notwithstanding of the invalidity of the respective provision transfer the intellectual property rights to IFCO-US waiving all rights for retransfer. Also, the Purchase Prices as of such day shall reduce with the Cost Plus Formula no longer containing development costs.


5. Descriptive Headings. The headings in this Agreement were included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

6.   Language of Agreement. This Agreement is executed in English.

7. Applicable Law; Arbitration. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, USA, without giving effect to the conflict of laws principles thereof. Notwithstanding this principle, the definition "Affiliated" (Section A.II.) shall be determined pursuant to German Stock Corporation Law. All disputes arising out of or in connection with this Agreement and its performance, including its validity, shall be finally settled according to the International Arbitration Rules of the American Arbitration Association
     (AAA) without recourse to the ordinary courts of law. The Arbitration Tribunal may also decide on the validity of this arbitration rule. The language of the proceedings shall be English. The venue of the Arbitration Tribunal shall be Tampa, Florida, USA.

8. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile transmission by signing a duplicate original document.

Executed as of September 27, 2000 to be effective as of March 22, 2000.



SCHOELLER WAVIN SYSTEMS, INC. IFCO-U.S., L.L.C.



By: /s/ Stefan Eylert                 By: /s/ William G. Anderson
    ---------------------------          -------------------------------

Name: Stefan Eylert                   Name: William G. Anderson
      -------------------------             ----------------------------

Title: President                      Title: President
       ------------------------              ---------------------------

                                   Exhibit 1
                                   ---------



                                 Breakage Rates



1.   Existing fleet (all current designs)

As reported by IFCO-US current breakage rates exceed 5%. It has been agreed upon that through relevant training of IFCO-US' and customer's staff a reduction in breakage will be achievable.


2.   Crates Currently Being Produced

At the end of August 2000 a design change will be presented to IFCO-US. For all crates based on old design produced after the effective date of the Agreement, a maximum breakage rate of 4% is allowed. Any breakage in excess of 4% on the crates will be reimbursed to IFCO-US on a full replacement basis (i.e., new crate to replace broken crate). The breakage up to 4% will be reimbursed determined by the price for recycled crates as specified in Section C.IV.3 of the Agreement.

3.   Crates with New Design

All crates with new design will have a maximum breakage rate of 1%. Any breakage in excess of 1% will be reimbursed to IFCO-US on a replacement basis. The breakage up to 1% will be reimbursed by the price for recycled crates as specified in Section C.IV.3 of the Agreement.

4.   Breakage Rate

The breakage rate has to be monitored at least on a weekly base by IFCO-US operations. A relevant root cause analysis shall be included. SWS-INC. shall receive monthly a copy of the newest analysis. This shall serve as one tool for joint decisions on further design improvements.

5.   Excessive Wear and Tear

IFCO-US will be responsible for damage to crates resulting from excessive abuse. Normal wear and tear is included in the breakage rates set forth above. The Parties will agree on standard handling procedures for the crates.

6.   Delivery Test Specifications

Within 3 months after signing the Agreement, a set of test procedures will be jointly developed and mutually agreed upon by SWS-INC. and IFCO-US. Products will be tested according to these procedures prior to shipment.

                                   Exhibit 2

Contractual Patents



US-Patent    5,398,834

US-Patent    5,850,936

US-Patent    6,073,790

                                                                        21.09.00


                                   Exhibit 3



List of current crates produced in the United States


610 - 1 P
613 - 1 P
616 - 1 P
618 - 1 P
618 - 1 Exp.
623 - 2 E
623 - P
628 - P
633 - P

                                                                       Exhibit 4
                                                                       ---------


                               LICENSE AGREEMENT


THIS LICENSE AGREEMENT, is made and entered into as of ....................., among IFCO-U.S., L.L.C. ("IFCO-US"), a company organized under the laws of Delaware with offices at: Lincoln Center Suite 711, 5401 W. Kennedy Blvd., Tampa, Florida 33609, USA, and Schoeller Wavin Systems, Inc. ("SWS"), a company organized under the laws of Delaware with offices at: Lincoln Center Suite 711, 5401 W. Kennedy Blvd., Tampa, Florida 33609, USA. IFCO-US and SWS are sometimes referred to hereinafter individually as "Party" and collectively as the "Parties".


Preamble
--------

IFCO-US is holder of the Contractual Patents relating to the construction of multi-use transport crates. SWS is an experienced manufacturer of retail grocery containers. IFCO-US desires to have SWS manufacture retail grocery containers using the Contractual Patents, which IFCO-US shall market and sell, and SWS is willing to supply such products exclusively to IFCO-US. The conditions of such supply are set forth in an Agreement on the Development and Supply of Multi-Use
Plastic Crates entered into between the Parties as of ......................., and with retroactive effect as of ............................. ("Supply
Agreement"), of which this License Agreement is an integrated part. By this License Agreement, IFCO-US grants to SWS a license under the Contractual Patents to practice and use the Contractual Patents to manufacture such products on the terms and conditions set forth herein.


NOW, THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:


1.   Definitions
     -----------

     For purposes of this Agreement, the following terms shall have the meanings assigned to them below:

     a. "IFCO-Products" means the multi-use transport crates for fresh food and dry goods that can be used in pools for third party logistics to be manufactured by SWS using the Contractual Patents owned by IFCO-US.

     b. "Contractual Patents" means the patents as set forth in Exhibit 1 hereto, such Exhibit being amended from time to time in accordance with the Supply Agreement.

     c.   "License" shall have the meaning ascribed to it in Section 2.a.


2.   Grant of License
     ----------------

     a. IFCO-US hereby grants SWS a license under the Contractual Patents to practice and use the Contractual Patents on the terms and conditions set forth herein ("License"). The License is limited to the manufacturing of the IFCO-Products (as defined in the Supply Agreement) as provided by the Supply Agreement.

     b.   The License shall be unlimited in time.

     c. During the term of the Supply Agreement, the License shall be exclusive to SWS; provided, however, that IFCO-US shall be entitled to grant a license under the Contractual Patents to a third party if IFCO-US is entitled to use a supplier other than SWS pursuant to the terms of the Supply Agreement, but only in connection therewith.

     d. After the termination of the Supply Agreement, the License shall be non-exclusive to IFCO-US.

     e. SWS shall not manufacture or deliver the IFCO-Products under the Contractual Patents for any third party other than IFCO-US without the express prior written consent of IFCO-US.

3.   Marking
     -------

     SWS will mark the IFCO-Products with "manufactured under the license of IFCO". SWS shall not have the right to add its own company name or its own trademark.

4.   License Fee
     -----------

     The license is royalty free as far as the IFCO-Products are destined for IFCO-US.

5.   Term
     ----

     This Agreement comes into force as of the date first written above and expires, with respect to any particular Contractual Patent, on the earlier of (i) the expiry date, as extended or renewed, of the Contractual Patent or (ii) any successful challenge to the validity of the Contractual Patent.

6.   Miscellaneous
     -------------

     The provisions of the Supply Agreement shall apply as well to this License Agreement. In case of contradiction, the provisions of the Supply Agreement prevail.


                 [Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first above written.



SCHOELLER WAVIN SYSTEMS, INC.       IFCO-U.S., L.L.C.


By:____________________________     By:___________________________

Name:__________________________     Name:_________________________

Title:_________________________     Title:________________________

                                   Exhibit 5

                             Prices for IFCO Crates

-----------------------------------------------------------------------------
Crate                      weight              weight              US price
                             lb                  kg                   US$
                                                                  @$2,25/kg
-----------------------------------------------------------------------------
610                         2.30               1.0455               2.35
-----------------------------------------------------------------------------
613                         2.50               1.1364               2.56
-----------------------------------------------------------------------------
616                         2.90               1.3182               2.97
-----------------------------------------------------------------------------
618P                        3.20               1.4545               3.28
-----------------------------------------------------------------------------
618Export                   3.20               1.4545               3.28
-----------------------------------------------------------------------------
623 (old)                   3.90               1.7727               3.99
-----------------------------------------------------------------------------
623 (new)                   4.78               2.1727               4.89
-----------------------------------------------------------------------------
628 (new)                   5.50               2.5000               5.63
-----------------------------------------------------------------------------
633 (new)                   6.25               2.8409               6.40
-----------------------------------------------------------------------------

                                   Exhibit 6


                                    [GRAPH]


a)       Price 2,25 US$/kg
b1), b2) price adjustments if required
c)       Volume based price decrease
         Minimum volumes             2005:           15 million
                                     2006:           16 million
                                     2007:           17 million

d)       Price based on cost plus formula